August 8, 2016	News Release 16-18

SILVER STANDARD CORPORATE EXPLORATION UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an update on its exploration activities at its Marigold mine in Nevada, U.S. and its Seabee Gold Operation in Saskatchewan, Canada.
Highlights:

▪
At the Marigold mine, we conducted Mineral Resource development drilling in the Mackay North area and the Valmy property with the objective to convert Mineral Resources to Mineral Reserves. Highlighted results include:

▪	At HideOut, drillhole MR6270 intersected 1.96 g/t gold over 93.0 meters from 144.8 meters below surface;

▪	At Valmy, drillhole MR6283 intersected 1.65 g/t gold over 59.4 meters from 91.4 meters below surface; and

▪	At Terry Zone North, drillhole MR6185 intersected 1.56 g/t gold over 39.6 meters from 176.8 meters below surface.

▪
Completed the Assay Program at the Marigold mine with results consistent with our 2015 results that contribute to a longer dated production and cost outlook for the Marigold mine later in the third quarter.

▪	The Seabee Gold Operation reports positive exploration drill results from an area outside existing Mineral Resources down plunge from the Santoy 8A production area. Highlighted results include:

▪	At Santoy 8A, drillhole SUG-16-912 intersected 39.06 g/t gold over 2.7 meters of true width;

▪	At Santoy 8A, drillhole SUG-16-908 intersected 15.38 g/t gold over 6.0 meters of true width; and

▪	At Santoy 9A, drillhole JOY-16-701 intersected 52.80 g/t gold over 2.1 meters of true width, as previously reported.

Paul Benson, President and CEO said, “We are pleased with the positive exploration results at the Mackay North area at Marigold, where we continue to encounter mineralization with higher gold grades outside current Mineral Reserves. In addition, we are focused on driving exploration efforts at the Valmy property to add to and convert Mineral Resources. We also look forward to providing a revised outlook for the Marigold mine in the third quarter, based on our Assay Program, operational improvements and exploration results.”

“At the Seabee Gold Operation, exploration results in a new mineralized area demonstrate continuity and potential to add to our Mineral Resources at the Santoy mine complex. The ultimate goal of our work at both operations is mine life extension and improved operating margins.”

Marigold mine, U.S.

Exploration activities in the second quarter of 2016 at the Marigold mine focused on drilling at each of the HideOut, Terry Zone North (“TZN”) and 8 South pit extension (“8SX”) areas and on the adjacent Valmy property. The objective of these drilling activities is to convert Mineral Resources to Mineral Reserves and to expand Mineral Resources, in certain instances. Two track–mounted rigs completed 15,575 meters of reverse circulation drilling in 73 drillholes on our targets, where previous results show potential for Mineral Resource additions. At TZN, mineralization is open to the south, while the 500-meter long corridor between the HideOut and the 8SX areas has only two drillholes and remains open to the north and south, respectively.

Figure 1 shows a plan map of drilling activities during the second quarter. Drill results demonstrate the presence and continuity of higher-grade structures with additional drillhole results pending. The best result from this period’s drilling program was drillhole MR6270, which intersected 1.96 g/t gold over 93.0 meters, including 5.01 g/t over 32.0 meters at HideOut. At TZN, the best result was drillhole MR6185, which intersected 1.56 g/t over 39.6 meters, including 3.92 g/t over 13.7 meters. Table 1 lists all drill results for the second quarter of 2016, while Table 2 lists the collar coordinates and drillhole lengths.

Exploration results continue to illustrate the potential to expand the existing Mineral Resources estimate. Indicated Mineral Resources at HideOut and the 8 South areas totaled 350,000 ounces of gold as at December 31, 2015.

Valmy Property

Drilling at the Valmy property, including the Valmy and Mud pits, commenced in May 2016, with 3,275 meters of reverse circulation drilling in 17 drillholes completed during the second quarter. The most notable drill result is drillhole MR6283, which intersected 1.65 g/t gold over 59.4 meters from 91.4 meters below surface. The Valmy mineralization is open to the south, and in the second half of 2016 we expect to drill outside of the current pit areas, including the eastern extension of the Basalt pit mineralization.

Indicated Mineral Resources at the Basalt pit, on Marigold tenures, comprised 80,000 ounces of gold, while Inferred Mineral Resources at the Valmy property totaled 300,000 ounces of gold as at December 31, 2015, respectively.

Assay Program

During the second quarter 2016, we assayed 27,079 samples pursuant to our assay program (the “Assay Program”) initiated in 2015. This was completed during the quarter with a total of 52,600 samples assayed in 2016. Results of the Assay Program in 2016 are consistent with results achieved in 2015 and provide better spatial definition of the lower grade portions of the Mackay pit.

The results of the Mackay North area exploration activities and the Assay Program are being applied, where applicable, to the Marigold life of mine plan. Based on this work and considering other improvements to the operation, including the addition of three haul trucks, we expect to disclose longer dated production and cost outlook for the Marigold mine later in the third quarter of 2016.

Seabee Gold Operation, Canada

For 2016, the operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling to increase and convert Mineral Resources. During the second quarter, exploration activities have focused on the Santoy mine complex.

Since March 2016, a total of 67 drillholes have been drilled to infill the Santoy Gap 9A, 9B and 9C mineralized quartz vein structures. During the first half of 2016, 29,775 meters were drilled underground at the Santoy mine complex for infill and exploration purposes. We drilled six holes in a new area down plunge from the Santoy 8A structure that returned gold grades above Mineral Resource cut-off grade, and intend to conduct further drilling in this area. Figure 2 shows the Santoy mine complex drill results relative to its Mineral Resources estimate as at December 31, 2015, projected onto a longitudinal section. Table 3 lists all drill results for the Santoy mine complex received in the second quarter of 2016.

At the Seabee mine, five holes of a planned seven-hole drill program were completed on the 15 Vein target, which is a mineralized structure offset along the 19 shear. At the Carr target, located near surface, four kilometers along strike to the north from the Santoy mine complex, we drilled approximately 2,500 meters in nine drillholes over a two-kilometer strike length. At the Herb West target, located 2,200 meters west-north-west of the Seabee mine, we drilled approximately 1,130 meters in four drillholes. Results from drillholes at these three targets revealed quartz-vein structures with gold-bearing mineralization and warrant follow-up drilling.

Next Steps

During the second half of 2016 at the Seabee Gold Operation, our focus will be on infill drilling at the Santoy Gap to convert Inferred Mineral Resources to Mineral Reserves. At surface, our drilling focus for the second half will be on exploring laterally and down plunge to extend mineralization at the Santoy mine complex.

All drilling and exploration results will be included in an updated estimate for the Seabee Gold Operation reported in our annual 2016 Mineral Reserves and Mineral Resources statement to be published in the first quarter of 2017.

Figure 1. Drillhole location plan map for the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

2016 – Drilling Program
2016 Q1 Drillholes
2016 Q2 Drillholes
Pre-2016 collars
LOM Pit outline
Mineralised Stockpiles
Leach Pads
Backfill
8South Mined Pit
EOY 2015 - 8SX & TZN Resource Outline
8S Waste Dump
N
500 meters
485000E
4510000 N
TZN
8S
8Sx
HideOut
Leach Pad
MR 6185
MR 6270

Figure 2. Longitudinal section for the 2016 exploration drill program at Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada.

SANTOY MINE COMPLEX LONGITUDINAL SECTION
Previously Reported
JOY-16-706
5.39gpt/2.90m
JOY-16-707
66.77gpt/1.14m
JOY-16-703
0.34gpt/4.20m
JOY-16-701
52.80gpt/2.09m
SUG-16-306
5.08gpt/1.42m
JOY-16-700
29.16gpt/6.26m
JOY-16-710
7.23gpt/2.10m
JOY-16-712
0.01gpt/1.51m
JOY-16-713
0.01gpt/0.54m
JOY-16-708
13.94gpt/5.07m
SUG-16-308
27.28gpt/2.74m
SUG-16-307
20.14gpt/3.99m
SUG-16-318
23.53gpt/1.73m
SUG-16-321
8.48gpt/3.17m
SUG-16-328
5.08gpt/2.74m
SUG-16-315
4.38gpt/1.37m
SUG-16-326
5.06gpt/3.51m
SUG-16-310
19.13gpt/0.36m
SUG-16-325
3.95gpt/2.23m
SUG-16-317
8.83gpt/3.93m
SUG-16-019
22.88gpt/2.49m
SUG-16-018
5.65gpt/3.30m
SUG-16-021
21.06gpt/4.73m
SUG-16-021
28.84gpt/4.85m
SUG-16-023
16.17gpt/6.28m
SUG-16-016
10.83gpt/3.43m
SUG-16-031
7.67gpt/0.93m
SUG-16-912
39.06gpt/2.56m
SUG-16-908
15.38gpt/6.01m
SUG-16-907
9.38gpt/4.78m
SUG-16-906
1.92gpt/3.80m
SUG-16-909
4.51gpt/3.82m
SUG-16-910
2.69gpt/3.05m
SUG-16-911
12.60gpt/1.33m
SUG-16-913
0.55gpt/2.84m
SUG-16-914
4.92gpt/2.09m
SUG-16-903
4.62gpt/5.42m
SUG-16-901
1.76gpt/2.04m
SUG-16-902
0.26gpt/8.06m
SUG-16-904
0.09gpt/2.18m
SUG-16-905
0.18gpt/1.18m
Legend
9A
9B
9C
8A
Measured
Indicated
Inferred
Mined
2016 Diamond Drill Highlights

Table 1. Drillhole results from the second quarter of the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
MR6184					Hole Abandoned
MR6185	108.2	112.8	4.6	0.21	TZN
	128.0	141.7	13.7	0.15
	176.8	216.4	39.6	1.56
	176.8	190.5	13.7	3.92	(including)
	216.4	222.5	6.1	0.46
	233.2	242.3	9.1	0.19
MR6217	0.0	89.9	89.9	0.12	Hideout
	169.2	225.6	56.4	0.22
	242.3	245.4	3.0	0.19
MR6220	0.0	94.5	94.5	0.13	8Sx Mineralized Stockpile
MR6222	0.0	64.0	64.0	0.10	8Sx Mineralized Stockpile
MR6223	0.0	103.6	103.6	0.10	8Sx Mineralized Stockpile
MR6225	0.0	76.2	76.2	0.08	HideOut
	190.5	214.9	24.4	1.18
	202.7	214.9	12.2	2.19	(including)
	216.4	217.9	1.5	0.57
	222.5	234.7	12.2	0.36
	246.9	249.9	3.0	0.12
MR6226	0.0	99.1	99.1	0.15	HideOut
	298.7	301.8	3.0	0.23
MR6227	0.0	109.7	109.7	0.12	8Sx Mineralized Stockpile
MR6228	134.1	163.1	29.0	0.26	TZN
	189.0	210.3	21.3	1.75
	198.1	210.3	12.2	2.69	(including)
	210.3	228.6	18.3	0.19
MR6229	0.0	79.2	79.2	0.10	HideOut
	150.9	201.2	50.3	1.27
	182.9	195.1	12.2	2.72	(including)
MR6230	125.0	167.6	42.7	0.69	TZN
	140.2	147.8	7.6	2.16	(including)
	173.7	199.6	25.9	0.61
MR6231	97.5	163.1	65.5	0.35	TZN
	121.9	126.5	4.6	2.21	(including)
	176.8	184.4	7.6	0.41
	184.4	199.6	15.2	0.16
MR6232	88.4	172.2	83.8	0.51	TZN
	149.4	157.0	7.6	2.06	(including)
	172.2	182.9	10.7	0.99
	182.9	199.6	16.8	0.65
MR6233	0.0	73.2	73.2	0.15	HideOut

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
	73.2	86.9	13.7	0.13
	106.7	112.8	6.1	0.19
MR6234	0.0	74.7	74.7	0.07	HideOut
	74.7	86.9	12.2	0.28
	102.1	105.2	3.0	0.14
	121.9	126.5	4.6	0.64
MR6235	0.0	74.7	74.7	0.13	HideOut
	93.0	94.5	1.5	0.13
MR6236	0.0	68.6	68.6	0.10	HideOut
	80.8	96.0	15.2	0.48
MR6237	44.2	47.2	3.0	0.13	TZN
	74.7	117.3	42.7	0.22
	135.6	179.8	44.2	0.75
	179.8	198.1	18.3	0.95
MR6238	88.4	100.6	12.2	0.25	TZN
	121.9	128.0	6.1	0.27
	138.7	167.6	29.0	0.38
	155.4	158.5	3.0	1.87	(including)
	176.8	185.9	9.1	0.50
MR6239	97.5	135.6	38.1	0.15	TZN
	147.8	164.6	16.8	0.89
	147.8	155.4	7.6	1.70	(including)
MR6240	67.1	70.1	3.0	0.19	TZN
	106.7	149.4	42.7	0.85
	112.8	117.3	4.6	3.99	(including)
	224.0	233.2	9.1	0.25
MR6241	93.0	103.6	10.7	0.23	TZN
	128.0	161.5	33.5	0.39
MR6242	106.7	109.7	3.0	0.13	TZN
MR6243	176.8	182.9	6.1	0.58	TZN
	190.5	201.2	10.7	0.95
	201.2	214.9	13.7	1.13
	207.3	210.3	3.0	2.47	(including)
MR6244	0.0	73.2	73.2	0.09	HideOut
	205.7	242.3	36.6	1.06
	214.9	221.0	6.1	2.91	(including)
	257.6	271.3	13.7	0.17
	278.9	280.4	1.5	0.12
	288.0	294.1	6.1	0.24
MR6245	68.6	71.6	3.0	0.19	TZN
	82.3	83.8	1.5	0.29
	128.0	129.5	1.5	0.21
	146.3	161.5	15.2	0.24
	192.0	207.3	15.2	1.47
	198.1	202.7	4.6	3.54	(including)

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
MR6246	51.8	68.6	16.8	0.21	TZN
	97.5	99.1	1.5	0.14
	111.3	152.4	41.1	0.44
	169.2	179.8	10.7	0.36
MR6247	0.0	82.3	82.3	0.11	HideOut
	192.0	242.3	50.3	0.21
MR6248	59.4	62.5	3.0	0.15	TZN
	138.7	140.2	1.5	0.26
	167.6	184.4	16.8	0.37
	198.1	199.6	1.5	0.17
	205.7	227.1	21.3	0.76
MR6249	80.8	82.3	1.5	0.36	TZN
	89.9	91.4	1.5	0.38
	99.1	100.6	1.5	0.12
	134.1	135.6	1.5	0.12
	153.9	173.7	19.8	0.63
	207.3	211.8	4.6	0.94
	211.8	217.9	6.1	0.47
MR6250	0.0	82.3	82.3	0.09	HideOut
	135.6	157.0	21.3	0.23
	176.8	178.3	1.5	0.12
MR6251	0.0	100.6	100.6	0.09	HideOut
	169.2	239.3	70.1	1.10
	178.3	214.9	36.6	1.91	(including)
	245.4	246.9	1.5	0.98
	257.6	260.6	3.0	0.29
MR6252	109.7	143.3	33.5	0.15	TZN
	150.9	178.3	27.4	0.41
	192.0	208.8	16.8	1.10
	208.8	230.1	21.3	1.05
MR6253	100.6	138.7	38.1	0.52	TZN
	103.6	106.7	3.0	3.87	(including)
	170.7	175.3	4.6	0.18
	266.7	291.1	24.4	0.58
MRA6254	21.3	27.4	6.1	0.11	TZN
	128.0	135.6	7.6	0.21
	259.1	307.8	48.8	1.09
MRA6255	45.7	53.3	7.6	0.59	8SX
	182.9	217.9	35.1	1.09
	187.5	196.6	9.1	3.44	(including)
	272.8	285.0	12.2	0.12
MRA6256	0.0	9.1	9.1	0.37	8SX
	178.3	240.8	62.5	0.39
	208.8	216.4	7.6	1.40	(including)
	249.9	256.0	6.1	0.16

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
MRA6257	53.3	54.9	1.5	0.13	TZN
	59.4	62.5	3.0	0.12
	93.0	94.5	1.5	0.16
	246.9	271.3	24.4	1.59
	256.0	271.3	15.2	2.41	(including)
	271.3	288.0	16.8	0.71
MRA6258	0.0	44.2	44.2	0.10	8SX
	155.4	173.7	18.3	0.20
	182.9	192.0	9.1	0.18
MRA6259	0.0	10.7	10.7	0.12	8SX
	246.9	298.7	51.8	0.77
	263.7	277.4	13.7	1.84	(including)
	298.7	309.4	10.7	0.48
	309.4	335.3	25.9	0.30
MRA6260	18.3	19.8	1.5	0.15	8SX
	109.7	140.2	30.5	1.45
	112.8	123.4	10.7	3.72	(including)
MRA6261	0.0	22.9	22.9	0.07	8SX
	170.7	184.4	13.7	0.24
	195.1	196.6	1.5	0.12
MRA6262	3.0	33.5	30.5	0.24	Mud
	51.8	53.3	1.5	0.25
	126.5	134.1	7.6	0.12
	143.3	147.8	4.6	0.13
	147.8	153.9	6.1	0.44
MRA6263	24.4	25.9	1.5	0.24	Mud
	38.1	99.1	61.0	0.24
	149.4	153.9	4.6	0.11
MRA6264	0.0	4.6	4.6	0.28	Mud
	13.7	22.9	9.1	0.20
	120.4	125.0	4.6	0.71
MRA6265	12.2	29.0	16.8	0.19	Mud
	35.1	82.3	47.2	0.36
MRA6266	67.1	74.7	7.6	0.46	Mud
	82.3	89.9	7.6	0.46
MRA6267	0.0	9.1	9.1	1.39	Mud
	0.0	1.5	1.5	7.24	(including)
	15.2	24.4	9.1	0.36
	144.8	149.4	4.6	0.11
MRA6268	16.8	38.1	21.3	0.28	Mud
	45.7	70.1	24.4	0.39
MRA6269	80.8	86.9	6.1	0.30	Mud
MR6270	0.0	83.8	83.8	0.11	HideOut
	137.2	138.7	1.5	0.13
	144.8	237.7	93.0	1.96

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
	167.6	199.6	32.0	5.01	(including)
MR6271	0.0	82.3	82.3	0.18	HideOut
	131.1	134.1	3.0	0.15
	141.7	173.7	32.0	0.34
MR6272	48.8	51.8	3.0	0.12	TZN
	112.8	126.5	13.7	0.13
	138.7	155.4	16.8	0.47
	169.2	189.0	19.8	0.92
	176.8	179.8	3.0	2.49	(including)
	189.0	198.1	9.1	0.25
MR6273	103.6	112.8	9.1	0.27	TZN
	123.4	131.1	7.6	0.44
	138.7	143.3	4.6	0.16
	164.6	182.9	18.3	0.29
MR6274	115.8	118.9	3.0	0.23	TZN
	125.0	143.3	18.3	0.40
	163.1	167.6	4.6	0.42
	173.7	187.5	13.7	4.14
	184.4	187.5	3.0	9.84	(including)
	187.5	198.1	10.7	0.77
MR6275	146.3	161.5	15.2	0.22	Valmy
	167.6	173.7	6.1	0.13
	190.5	193.5	3.0	0.34
	216.4	217.9	1.5	0.15
	224.0	227.1	3.0	0.20
	256.0	257.6	1.5	0.52
MR6276	59.4	62.5	3.0	0.11	Mud
	80.8	83.8	3.0	0.14
	152.4	153.9	1.5	0.18
	158.5	170.7	12.2	0.11
MR6277	3.0	4.6	1.5	0.11	Mud
	18.3	24.4	6.1	0.21
	53.3	64.0	10.7	1.65
	54.9	57.9	3.0	4.81	(including)
MR6278	12.2	32.0	19.8	1.36	Mud
	18.3	24.4	6.1	3.43	(including)
MR6279				NSV	Mud
MRA6280	19.8	25.9	6.1	0.32	Mud
	57.9	62.5	4.6	0.24
	157.0	160.0	3.0	0.55
MRA6281	0.0	70.1	70.1	0.27	HideOut
MR6283	91.4	150.9	59.4	1.65	Valmy
	106.7	120.4	13.7	3.22
	141.7	147.8	6.1	3.12
	160.0	164.6	4.6	0.56

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area/Comment
	196.6	208.8	12.2	0.16
	275.8	278.9	3.0	0.15
	285.0	289.6	4.6	0.12
MR6284	22.9	25.9	3.0	0.11	Valmy
	57.9	62.5	4.6	0.37
	112.8	121.9	9.1	0.12
	163.1	205.7	42.7	0.20
	283.5	286.5	3.0	0.15
	371.9	373.4	1.5	0.34
	382.5	385.6	3.0	0.20
MR6285	70.1	71.6	1.5	0.11	Valmy
	79.2	80.8	1.5	0.13
	112.8	115.8	3.0	0.12
	163.1	169.2	6.1	0.14
	195.1	205.7	10.7	0.37
MRA6292	0.0	74.7	74.7	0.06	HideOut
	121.9	161.5	39.6	0.86
	169.2	184.4	15.2	0.19
	198.1	201.2	3.0	0.45
	230.1	240.8	10.7	0.11
MRA6293	0.0	68.6	68.6	0.11	HideOut
	102.1	103.6	1.5	0.10
MRA6293B	0.0	76.2	76.2	0.08	HideOut
	102.1	129.5	27.4	1.11
MRA6294	0.0	70.1	70.1	0.09	HideOut
	97.5	99.1	1.5	0.11
	108.2	161.5	53.3	0.73
	239.3	249.9	10.7	0.21
MRA6295	0.0	61.0	61.0	0.07	HideOut
	61.0	91.4	30.5	0.46
MRA6297	0.0	68.6	68.6	0.13	HideOut
	96.0	103.6	7.6	0.52
MRA6298	0.0	54.9	54.9	0.14	HideOut

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. NSV means “no significant values”.

Table 2. Drillhole collars from the second quarter of the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR6184	4510440	485358	1496	90	-90	123	TZN
MR6185	4510291	485204	1501	247	-89	245	TZN
MR6217	4508969	485809	1605	283	-89	276	HideOut
MR6220	4510009	486121	1501	0	-90	94	8SX
MR6222	4509948	486133	1500	0	-90	64	8SX
MR6223	4509801	486292	1498	90	-90	140	8SX
MR6225	4509152	485835	1593	200	-90	276	HideOut
MR6226	4509463	485880	1607	54	-90	306	HideOut
MR6227	4509364	485910	1608	0	-90	110	8SX
MR6228	4510383	485291	1498	18	-90	230	TZN
MR6229	4508918	485850	1605	233	-90	245	HideOut
MR6230	4510472	485321	1496	338	-89	200	TZN
MR6231	4510501	485355	1494	72	-89	200	TZN
MR6232	4510533	485386	1493	113	-90	200	TZN
MR6233	4508809	485939	1589	75	-89	154	HideOut
MR6234	4508770	486016	1597	16	-89	245	HideOut
MR6235	4508773	485953	1590	302	-89	245	HideOut
MR6236	4508763	485980	1590	158	-90	245	HideOut
MR6237	4510509	485416	1494	103	-90	200	TZN
MR6238	4510447	485418	1495	226	-90	203	TZN
MR6239	4510389	485408	1496	202	-89	200	TZN
MR6240	4510440	485479	1494	66	-89	239	TZN
MR6241	4510412	485452	1495	34	-90	200	TZN
MR6242	4510354	485449	1496	4	-89	215	TZN
MR6243	4510471	485573	1492	291	-89	215	TZN
MR6244	4509104	485812	1593	115	-90	294	HideOut
MR6245	4510228	485326	1501	90	-90	245	TZN
MR6246	4510198	485385	1500	100	-89	230	TZN
MR6247	4508949	485784	1605	319	-90	270	HideOut
MR6248	4510163	485385	1502	44	-89	245	TZN
MR6249	4510189	485329	1502	314	-90	245	TZN
MR6250	4508919	485871	1605	351	-89	215	HideOut
MR6251	4508980	485849	1604	213	-90	261	HideOut
MR6252	4510503	485302	1495	154	-90	230	TZN
MR6253	4510048	485344	1504	299	-90	291	TZN
MRA6254	4510048	485345	1504	89	-63	315	TZN
MRA6255	4509705	486091	1524	269	-75	325	8SX
MRA6256	4509620	486072	1523	268	-70	337	8SX
MRA6257	4510084	485367	1503	89	-58	288	TZN
MRA6258	4509790	486214	1500	267	-59	245	8SX

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6259	4509650	486041	1523	271	-59	337	8SX
MRA6260	4509687	486289	1500	268	-73	169	8SX
MRA6261	4509675	486130	1525	90	-59	215	8SX
MRA6262	4506390	486776	1640	265	-54	154	Mud Pit
MRA6263	4506388	486839	1640	270	-56	154	Mud Pit
MRA6264	4506419	486738	1640	269	-57	154	Mud Pit
MRA6265	4506421	486812	1640	270	-55	123	Mud Pit
MRA6266	4506418	486857	1639	271	-64	154	Mud Pit
MRA6267	4506450	486743	1640	271	-64	154	Mud Pit
MRA6268	4506450	486808	1639	269	-69	215	Mud Pit
MRA6269	4506450	486856	1639	271	-69	123	Mud Pit
MR6270	4508889	485832	1605	306	-89	245	HideOut
MR6271	4508889	485874	1605	249	-90	230	HideOut
MR6272	4510259	485343	1500	51	-89	215	TZN
MR6273	4510260	485220	1501	194	-89	215	TZN
MR6274	4510382	485338	1497	359	-89	215	TZN
MR6275	4504499	487145	1863	318	-90	283	Valmy
MR6276	4506431	486451	1656	156	-90	215	Mud Pit
MR6277	4506480	486797	1639	270	-90	154	Mud Pit
MR6278	4506481	486759	1640	41	-89	163	Mud Pit
MR6279	4506480	486833	1639	98	-89	105	Mud Pit
MRA6280	4506389	486807	1641	267	-54	197	Mud Pit
MR6281	4508978	485851	1604	0	-90	70	HideOut
MR6283	4504493	487111	1864	132	-89	290	Valmy
MR6284	4504468	487182	1871	31	-90	398	Valmy
MR6285	4504466	487210	1872	235	-90	239	Valmy
MRA6292	4508805	485825	1578	348	-80	245	HideOut
MRA6293	4508804	485856	1581	180	-80	123	HideOut
MRA6293B	4508806	485855	1581	345	-80	142	HideOut
MRA6294	4508807	485854	1581	344	-80	261	HideOut
MRA6295	4508788	485833	1578	179	-80	123	HideOut
MRA6297	4508804	485885	1584	343	-80	233	HideOut
MRA6298	4508794	485883	1583	178	-79	154	HideOut

Notes: This table reports all the drillholes completed during the second quarter of 2016. The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in the third quarter of 2016.

Table 3. Drillhole results from the second quarter 2016 exploration drill program at the Seabee Gold Operation, Saskatchewan, Canada.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)	Mine N (midpoint)	Elevation (midpoint)	Gold (g/t)*	True Width (meters)	Zone
SUG-16-012	129.3	130.1	3955	4930	-358	0.06	0.8	9A
SUG-16-013	159.0	162.4	3956	4920	-391	0.05	3.2	9A
SUG-16-014	152.6	166.9	3917	4974	-423	1.65	11.3	9A
SUG-16-015	131.9	133.3	3931	4948	-383	0.10	1.3	9A
SUG-16-016	152.9	157.0	3922	4975	-408	10.83	3.4	9A
SUG-16-017	145.3	147.2	3919	4960	-406	0.10	1.6	9A
SUG-16-018	114.6	116.0	3891	4954	-372	0.10	1.3	9C
SUG-16-018	134.4	138.0	3890	4944	-390	5.65	3.3	9A
SUG-16-019	127.8	130.4	3896	4935	-375	22.88	2.5	9A
SUG-16-020	120.3	125.5	3887	4965	-384	2.40	4.4	9C
SUG-16-020	140.8	147.0	3886	4958	-403	2.19	5.3	9B
SUG-16-020	152.8	156.5	3885	4954	-413	0.50	3.2	9A
SUG-16-021	136.3	142.5	3872	4975	-402	21.06	4.7	9C
SUG-16-021	154.3	160.6	3869	4971	-419	28.64	4.9	9B
SUG-16-021	166.2	176.8	3867	4968	-433	1.25	8.2	9A
SUG-16-022	165.3	175.0	3880	4989	-436	0.90	6.9	9C
SUG-16-023	159.4	167.3	3898	4975	-428	16.17	6.3	9C
SUG-16-023	172.7	175.8	3899	4973	-438	2.54	2.5	9A
SUG-16-024	135.7	136.2	3916	4934	-384	0.23	0.5	9A
SUG-16-025	130.3	132.0	3927	4924	-369	0.10	1.7	9A
SUG-16-026	131.6	132.0	3943	4913	-355	0.01	0.4	9A
SUG-16-027	131.2	138.1	3980	4933	-356	3.47	6.0	9A
SUG-16-028	153.8	159.4	3933	4973	-417	2.13	4.3	9C
SUG-16-028	165.9	167.9	3935	4970	-427	0.58	1.6	9A
SUG-16-029	151.6	156.5	4004	4945	-374	3.70	3.8	9A
SUG-16-030	165.0	168.7	3954	4982	-425	1.81	2.8	9A
SUG-16-031	193.7	195.0	4015	4987	-424	7.67	0.9	9A
SUG-16-032	246.2	246.8	4068	4998	-453	0.01	0.4	9A
SUG-16-033	270.0	277.1	4021	5210	-409	3.03	1.7	HWZ
SUG-16-300	181.1	181.9	4097	4977	-381	0.07	0.4	9A
SUG-16-301	238.8	239.2	4038	4985	-406	0.01	0.2	9A
SUG-16-303	219.0	224.5	4029	4966	-372	1.78	1.9	9A
SUG-16-304	189.3	191.9	4066	4948	-366	0.02	1.2	9A
SUG-16-305	168.7	169.1	4074	4929	-335	0.01	0.2	9A
SUG-16-306	199.5	203.0	4251	4796	-127	5.08	1.4	9A
SUG-16-307	138.9	150.0	4266	4848	-159	20.14	4.0	9A
SUG-16-308	153.0	161.2	4285	4848	-153	27.28	2.7	9A
SUG-16-309	50.4	51.8	3767	4819	-202	0.27	1.1	9C
SUG-16-310	13.7	15.0	3793	4800	-221	0.10	0.9	9A
SUG-16-310	41.2	41.7	3773	4817	-215	19.13	0.4	9B
SUG-16-310	57.1	61.4	3760	4829	-210	1.92	3.0	9C
SUG-16-311	15.1	16.8	3791	4802	-224	6.28	1.0	9A
SUG-16-311	70.2	72.3	3752	4841	-225	0.10	1.2	9C
SUG-16-312	15.5	16.0	3793	4799	-214	0.01	0.4	9A

Hole ID	From (meters)	To (meters)	Mine E (midpoint)	Mine N (midpoint)	Elevation (midpoint)	Gold (g/t)*	True Width (meters)	Zone
SUG-16-312	45.0	46.5	3776	4816	-196	0.57	1.3	9C
SUG-16-313	14.5	15.0	3793	4802	-223	9.97	0.3	9A
SUG-16-313	56.5	60.1	3765	4835	-218	0.26	2.6	9C
SUG-16-314	7.7	10.8	3796	4797	-222	0.29	1.9	9A
SUG-16-314	48.5	51.4	3763	4817	-210	0.04	1.8	9C
SUG-16-315	6.8	7.4	3799	4797	-221	0.87	0.5	9A
SUG-16-315	40.3	42.0	3777	4818	-205	4.38	1.4	9C
SUG-16-316	43.1	44.4	3783	4817	-192	0.01	1.2	9C
SUG-16-317	13.0	15.2	3795	4804	-225	8.88	1.4	9A
SUG-16-317	50.0	55.8	3771	4835	-225	8.83	3.9	9C
SUG-16-318	10.4	11.9	3800	4803	-221	2.77	1.4	9A
SUG-16-318	37.6	39.5	3790	4827	-212	23.53	1.7	9C
SUG-16-319	13.8	16.5	3800	4808	-225	0.94	2.1	9A
SUG-16-319	50.5	52.5	3790	4843	-224	0.11	1.6	9C
SUG-16-320	10.9	12.9	3803	4805	-222	1.39	1.8	9A
SUG-16-320	40.6	41.7	3797	4833	-215	0.43	1.0	9C
SUG-16-321	8.5	10.2	3804	4800	-217	1.56	1.7	9A
SUG-16-321	34.8	38.0	3799	4819	-198	8.48	3.2	9C
SUG-16-322	9.4	11.0	3806	4803	-219	5.07	1.6	9A
SUG-16-322	37.8	40.3	3807	4828	-206	1.38	2.5	9C
SUG-16-323	36.9	39.7	3810	4822	-201	2.76	2.8	9C
SUG-16-324	9.7	12.5	3808	4804	-222	5.55	2.6	9A
SUG-16-324	35.7	36.4	3812	4827	-213	0.50	0.7	9B
SUG-16-324	41.5	42.1	3812	4832	-211	0.73	0.6	9C
SUG-16-325	18.0	19.0	3812	4810	-221	1.40	0.9	9A
SUG-16-325	28.7	34.5	3816	4822	-217	2.32	5.0	9B
SUG-16-325	46.0	48.6	3821	4836	-213	3.95	2.2	9C
SUG-16-326	17.2	21.0	3816	4807	-215	1.00	3.2	9A
SUG-16-326	30.5	35.5	3823	4816	-208	2.01	4.2	9B
SUG-16-326	46.1	50.3	3831	4827	-200	5.08	3.5	9C
SUG-16-327	14.0	17.1	3816	4801	-215	26.84	2.5	9A
SUG-16-327	50.4	52.4	3834	4821	-191	2.90	1.6	9C
SUG-16-328	10.2	12.6	3811	4802	-219	9.96	2.3	9A
SUG-16-328	40.3	43.2	3820	4826	-202	5.08	2.7	9C
SUG-16-329	12.5	15.7	3814	4801	-216	0.93	2.8	9A
SUG-16-329	46.1	47.7	3827	4821	-193	1.17	1.4	9C
SUG-16-901	400.8	406.5	4456	5240	-551	1.76	2.0	8a
SUG-16-902	475.3	494.0	4429	5296	-617	0.26	8.1	8a
SUG-16-903	441.3	454.5	4329	5254	-553	4.62	5.4	8a
SUG-16-904	580.2	583.2	4307	5340	-675	0.09	2.2	8a
SUG-16-905	678.0	683.7	4260	5411	-742	0.18	1.2	8a
SUG-16-906	313.5	318.7	4396	5132	-446	1.92	3.8	8a
SUG-16-907	378.9	388.3	4292	5158	-467	9.38	4.8	8a
SUG-16-908	331.4	340.8	4355	5139	-451	15.38	6.0	8a
SUG-16-909	424.3	431.8	4230	5125	-471	4.51	3.8	8a
SUG-16-910	373.3	381.1	4334	5168	-488	2.69	3.1	8a
SUG-16-911	387.4	389.9	4289	5156	-471	12.60	1.3	8a
SUG-16-912	387.2	392.4	4301	5167	-481	39.06	2.7	8a

Hole ID	From (meters)	To (meters)	Mine E (midpoint)	Mine N (midpoint)	Elevation (midpoint)	Gold (g/t)*	True Width (meters)	Zone
SUG-16-913	392.5	399.0	4354	5202	-515	0.55	2.8	8a
SUG-16-914	421.9	426.1	4296	5204	-517	4.92	2.1	8a

* Gold values cut to 75 g/t. Intersection midpoints determined where mineralized structure intersected or projected. Width determined from average plane dipping 52 degrees towards 356 degrees azimuth in mine grid space.
Note: Drillholes SUG-16-034, SUG-16-302 and SUG-16-900 did not encounter zone intersections.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from Silver Standard. Fire assay was completed on a 30 gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t were fire assayed on a 30 gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from Silver Standard. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon, which is independent from Silver Standard. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. Thirty gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under NI 43-101. Mr. Edmunds is our Chief Geologist, Exploration.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to add Mineral Resources and Mineral Reserves at the Marigold mine and the Seabee Gold Operation; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine and the Seabee Gold Operation; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.